Exhibit 4.19

DBV TECHNOLOGIES S.A.

NONQUALIFIED STOCK OPTION GRANT NOTICE

(2019 OPTIONS)

The Combined Annual General Meeting of Shareholders of DBV Technologies (the “Company”) of May 24, 2019 (the “Annual General Meeting”) authorized the Company’s Board of Directors (the “Board”) to grant options giving entitlement to shares of the Company to the persons that it may name from among the members of staff and officers of the Company and of companies associated with it subject to the terms of Article L.225-180 of the French Commercial Code.

Pursuant to (i) this authorization, the Board decided at its meeting of October 11, 2019 the policy for allocation of Stock options to ex-France employees and Corporate Officers according to their grade and the main characteristics of an options plan conferring the entitlement to subscribe to shares of the Company, known as “DBV Technologies S.A. Stock Option Agreement”. The Board delegated all power to the CEO for the purpose of implementing this policy including the certification of the allocation decision upon the 15th of the month following the effective date of employment or an employment contract, the purchase price for options and the numbers of shares allocated to each Optionee .

Pursuant to (i) this delegation, the CEO hereby grants to the Optionee named below an option (the “Stock Option”) to purchase/subscribe on or prior to the Expiration Date specified below all or part of the number of shares of the Company’s Ordinary Shares, €0.10 nominal value per share (each, a “Share”), specified below at the Option Exercise Price per Share specified below subject to the terms and conditions set forth herein, in the attached Stock Option Agreement and Plan (the “Agreement and Plan”), all of which are incorporated herein in their entirety. This Stock Option is not intended to be an “incentive stock option” under Section 422 of the Internal Revenue Code of 1986, as amended, with respect to Optionees who are US tax residents.

Name of Optionee:	[ ]	(the “Optionee”)
No. of Options:	[ ]
No. of Shares:	[ ]
Grant Date:	[ ]
Expiration Date:	[ ]	(the “Expiration Date”)
Option Exercise Price/Share:	[ ]	(the “Option Exercise Price”)[1]

[1]

Equal to the average of the share prices quoted over the 20 trading days preceding [                        ] (€[                ]) as the closing price of the share on the Euronext Paris on [                        ] (€[                ]) is less than the average of the share prices quoted over the 20 trading days preceding the date of said grant (€[                ]).

Vesting Schedule:	25 percent of the Shares subject to this Stock Option shall vest on the first anniversary of the Grant Date, subject to the Optionee’s Continuous Service through such date. Thereafter, the remaining 75 percent of the Shares shall vest in six substantially equal bi-annual installments following the first anniversary of the Grant Date, subject to the Optionee’s Continuous Service through each such date, as set forth in the Agreement and Plan.

Exercise conditions: the exercise of this Stock Option is subject to (i) the existence of Continuous Service at the date of exercise of the said Stock Option in accordance with this Agreement and Plan (and subject to any exception set forth in the Plan) and (ii) the Company having obtained the marketing approval from US Food and Drug Administration (U.S. FDA) of Viaskin Peanut.

Additional Terms/Acknowledgements: Optionee acknowledges receipt of, and understands and agrees to, this Grant Notice (as defined in this Agreement and Plan), this Agreement and Plan. Optionee acknowledges and agrees that this Grant Notice and this Agreement and Plan may not be modified, amended or revised except as provided herein. Optionee further acknowledges that as of the Date of Grant, this Grant Notice and this Agreement and Plan set forth the entire understanding between Optionee and the Company regarding this option award and supersede all prior oral and written agreements, promises and/or representations on that subject with the exception of (i) options previously granted and delivered to Optionee or (ii) any written employment or severance arrangement that would provide for vesting acceleration of this option upon the terms and conditions set forth therein.

This Grant Notice is not to be interpreted as a guarantee or contract of Continuous Service (as defined in this Agreement and Plan).

By accepting this option, Optionee consents to receive such documents by electronic delivery and to participate in this Agreement and Plan through an online or electronic system established and maintained by the Company or another third party designated by the Company.

OPTIONEE:

Signature

Date:

DBV TECHNOLOGIES S.A.

STOCK OPTION AGREEMENT AND PLAN

Pursuant to the Stock Option grant notice (the “Grant Notice”) and this Stock Option agreement (this “Agreement and Plan”), DBV Technologies (the “Company”) has granted Optionee an option (the “Stock Option”) under this Agreement and Plan referenced in the Grant Notice to purchase/subscribe the number of shares of the Company’s Ordinary Shares, €0.10 nominal value per share (each, a “Share”) indicated in the Grant Notice at the exercise price indicated in the Grant Notice. The Stock Option is granted to the Optionee effective as of the date of grant set forth in the Grant Notice (the “Grant Date”). Capitalized terms in this Agreement shall have the meaning specified in the Grant Notice unless a different meaning is specified herein.

The details of the Stock Option and this Agreement and Plan generally, in addition to those set forth in the Grant Notice, are as follows:

1.    Legal Framework.

(a) The Combined Annual General Meeting of Shareholders of the Company of May 24, 2019 (the “Annual General Meeting”) authorized the Board to grant options to purchase and/or subscribe Shares to the persons that it may name from time-to-time among the members of staff and officers of the Company and of companies associated with it subject to the terms of Article L.225-180 of the French Commercial Code (the “French Code”). This authorization was given for a period of 18 months from the Annual General Meeting, under the provisions of Articles L.225-177 et seq. of the French Code.

(b) This Agreement and Plan and this Stock Option shall be administered by the Board. The Board may change the details of this Agreement and Plan and this Stock Option (including the Grant Notice) (i) if it considers that the change is appropriate and has no significant negative impact on the interests of the Optionees or (ii) with the agreement of the Optionees concerned. More generally, in case of a change in the legislation, regulations or accounting standards, or a change in the interpretation of such provision, particularly relating to the tax or social security arrangements for the allocation or exercise of options, the terms and conditions for the options under this Agreement and Plan, including this Stock Option, may be amended by the Board at its discretion, to respond to this change as it sees fit. By way of example, the Board might decide to shorten or extend the exercise period, or to introduce a mandatory retention period.

(c) The Board will have the power, subject to, and within the limitations of, the express provisions of this Agreement and Plan: (i) to construe and interpret this Agreement and Plan and this Stock Option (including the Grant Notice) and (ii) to settle all controversies regarding this Agreement and Plan and awards granted under it, including this Stock Option.

(d) The Board may delegate some or all of the administration of this Agreement and Plan to the Company’s Chief Executive Officer, provided such delegation complies with French law. The Board may retain the authority to concurrently administer this Agreement and Plan with the Chief Executive Officer and may, at any time, revest in the Board some or all of the powers previously delegated.

(e) All determinations, interpretations and constructions made by the Board in good faith will not be subject to review by any person and will be final, binding and conclusive on all persons.

2.    Vesting. Subject to the provisions contained herein, the Stock Option will vest as provided in the Grant Notice and as set forth below during a planned vesting period of four (4) years:

•	0% of the total number of Stock Options granted to the Optionee shall vest between the Grant Date and the first anniversary date of the Grant Date (excluded);

•	25 % of the total number of Stock Options granted to the Optionee shall vest as from the first anniversary date of the Grant Date (included);

•	an additional 12.5 % of the total number of Stock Options granted to the Optionee shall vest after eighteen (18) months as from the Grant Date;

•	an additional 12.5 % of the total number of Stock Options granted to the Optionee shall vest after twenty-four (24) months as from the Grant Date;

•	an additional 12.5 % of the total number of Stock Options granted to the Optionee shall vest after thirty (30) months as from the Grant Date;

•	an additional 12.5 % of the total number of Stock Options granted to the Optionee shall vest after thirty-six (36) months as from the Grant Date;

•	an additional 12.5 % of the total number of Stock Options granted to the Optionee shall vest after forty-two (42) months as from the Grant Date; and

•	an additional 12.5 % of the total number of Stock Options granted to the Optionee shall vest after forty-eight (48) months as from the Grant Date,

Vesting will cease upon the termination of Optionee’s Continuous Service, unless otherwise provided below. Upon a Takeover, the Stock Options will be deemed 100% vested and exercisable.

The Stock Options are exercisable within a ten (10) year period as from the Grant Date and in accordance with the provisions of this Agreement and Plan.

3.    Number of Shares and Exercise Price. The number of Shares subject to this Stock Option and the Option Exercise Price are set forth in the Grant Notice. As provided for in the Grant Notice, each Stock Option shall give entitlement to acquire/subscribe to one (1) Share, subject to adjustments provided for in Section 10 below.

For the avoidance of doubt, it is specified that the Option Exercise Price shall correspond to the price of the Shares on Euronext Paris on the Grant Date, but will not be less than the average of the share prices quoted over the twenty (20) trading days preceding the Grant Date.

4.    Manner of Exercise.

(a) The Optionee may exercise this Stock Option only in the following manner: from time to time on or prior to the Expiration Date of this Stock Option and in accordance with the terms of this Stock Options, the Optionee may give written notice to the Company of his or her election to purchase/subscribe some or all of the Shares subject to this Stock Option purchasable/being available to subscription at the time of such notice. This notice shall specify the number of Shares to be purchased/subscribed.

(b) Payment of the purchase price for the Shares may be made in cash, by certified or bank check or other instrument acceptable to the Board or, if allowable under applicable law, by way of offsetting receivables held by the Optionee against the Company.

(c) Payment instruments will be received subject to collection. The transfer to the Optionee on the records of the Company or of the transfer agent of the Shares will be contingent upon (i) the Company’s receipt from the Optionee of the full purchase/subscription price for the Shares, as set forth above, (ii) the fulfillment of any other requirements contained herein or in this Agreement and Plan or in any other agreement or provision of laws, and (iii) the receipt by the Company of any agreement, statement or other evidence that the Company may require to satisfy itself that the issuance of Shares to be purchased/subscribed pursuant to the exercise of Stock Options under this Agreement and Plan and any subsequent resale of the Shares will be in compliance with applicable laws and regulations.

(d) The Shares purchased/subscribed upon exercise of this Stock Option shall be transferred to the Optionee on the records of the Company or of the transfer agent upon compliance to the satisfaction of the Board with all requirements under this Agreement and Plan, applicable laws or regulations in connection with such transfer and with the requirements hereof. The determination of the Board as to such compliance shall be final and binding on the Optionee. The Optionee shall not be deemed to be the holder of, or to have any of the rights of a holder with respect to, any Shares subject to this Stock Option unless and until this Stock Option shall have been exercised pursuant to the terms hereof, the Company shall have transferred the shares to the Optionee, and the Optionee’s name shall have been entered as the stockholder of record on the books of the Company. Thereupon, the

Optionee shall have full voting, dividend and other ownership rights with respect to such Shares. Such Shares shall be freely transferable once the Stock Option has been exercised, subject to compliance with the applicable legal and regulatory provisions as set forth in Sections 7 and 13 below.

(e) Notwithstanding any other provision hereof or of this Agreement and Plan, no portion of this Stock Option shall be exercisable after the Expiration Date hereof, unless allowable under applicable law.

5.    Exercise Conditions. The exercise of this Stock Option is subject to :

(a) the existence of Continuous Service at the date of exercise of the said Stock Option in accordance with this Agreement and Plan (and notably Section 6 below), and

(b) the Company having obtained the marketing approval from US Food and Drug Administration (U.S. FDA) of Viaskin Peanut. This condition shall be determined by the Board of Directors (the Performance Condition).

6.    Termination of Continuous Service. The exercise of the Stock Option is subject to the existence of Continuous Service at the date of exercise of the said Stock Option in accordance with this Agreement and Plan, subject to the exceptions set forth in this Section 6. If the Optionee’s Continuous Service is terminated, the period within which to exercise the Stock Option may be subject to earlier termination as set forth below.

(a) Termination Due to Death. If the Optionee’s Continuous Service terminates by reason of the Optionee’s death, any portion of this Stock Option shall be fully vested, and may thereafter be exercised (subject to completion of the Performance Condition at the date of exercise) by the Optionee’s heir(s) for a period of six (6) months from the date of death, even if such date falls after the Expiration Date.

(b) Termination Due to Disability. If the Optionee’s Continuous Service terminates by reason of the Optionee’s Disability, any portion of this Stock Option outstanding on such date according to the vesting schedule set forth in Section 2 may thereafter be exercised by the Optionee (subject to completion of the Performance Condition at the date of exercise) for a period of six months from the date of Disability or until the Expiration Date, if earlier. Any portion of this Stock Option that is not vested on the date of Disability shall terminate immediately and be of no further force or effect.

(c) Termination for Cause. If the Optionee’s Continuous Service terminates for Cause, any portion of this Stock Option outstanding on such termination date according to the vesting schedule set forth in Section 2, to the extent exercisable on such termination date, shall terminate immediately and be of no further force and effect. Any portion of this Stock Option that is not vested on such termination date shall also terminate immediately and be of no further force and effect.

(d) Retirement. If the Optionee’s Continuous Service terminates as a result of Retirement, any portion of this Stock Option outstanding on such date according to the vesting schedule set forth in Section 2 may thereafter be exercised (subject to completion of the Performance Condition) by the Optionee at any time before the Expiration Date of the Stock Option. Any portion of this Stock Option that is not vested on the date of Retirement shall continue to vest in accordance with the vesting schedule set forth in Section 2 and become exercisable after attainment of vesting (subject to completion of the Performance Condition) at any time before the Expiration Date of the Stock Option.

(e) Other Termination. If the Optionee’s Continuous Service terminates for any reason other than the Optionee’s death, the Optionee’s Disability, the Optionee’s Termination for Cause or the Optionee’s Retirement, any portion of this Stock Option outstanding on such date according to the vesting schedule set forth in Section 2 may be exercised, to the extent exercisable on the date of termination (subject to completion of the Performance Condition), for a period of (i) ninety (90) days from the date of termination if the Optionee is a U.S. employee of a Group Company or (ii) six (6) months from the date of termination for Optionee other than U.S. employee of a Group Company, or until the Expiration Date, if earlier. Any portion of this Stock Option that is not vested on the date of termination shall terminate immediately and be of no further force or effect.

For the avoidance of doubt, the date of termination of the Optionee’s Continuous Service shall be as follows, it being specified that such date of termination may be adapted from time to time depending on any local applicable laws:

•	in the event of death or Disability, the date of such Optionee’s death or determination of Disability;

•

in the event of resignation of the contract of employment or the corporate mandate, with effect from the day that the Group Company receives the letter of resignation from the Optionee or the day that it is handed to an authorized representative of the Group Company;

•

in the event of dismissal, with effect from the day that the relevant party receives the dismissal notification letter, notwithstanding (i) a notice period, whether or not completed; (ii) any challenge by the Optionee to their dismissal and/or the reasons for it; and (iii) any legal ruling that would challenge the grounds for the dismissal;

•	in the event of contractual termination, with effect from the administrative approval of the termination agreement;

•

in the event of the revocation of the corporate mandate, with effect from the day of the meeting of the executive body deciding on its revocation if the Optionee is in attendance, or, if he is not in attendance, from the date that notification of this decision is received, notwithstanding (i) a notice period, whether or not completed; (ii) any challenge by the Optionee to the revocation and/or the reasons for it; and (iii) any legal decision that would challenge the validity of the revocation;

•	in the event of the non-renewal of the corporate mandate, with effect from the expiry date of the corporate mandate.

If the Optionee is a U.S. employee of a Group Company, the date of termination shall be as follows:

•	in the event of death or Disability, the date of such Optionee’s death or determination of Disability by the Company Group or its designee;

•

in the event of resignation (or equivalent) by the Optionee, the date specified in any letter of resignation by the Optionee or such as earlier date as determined in its sole discretion by the Group Company in which the Optionee holds an employee or Director position at the date of termination;

•

in the event of termination (dismissal, removal or equivalent) of the Optionee’s Continuous Service by the Group Company in which the Optionee holds an employee or Director position, the date specified by such Group Company;

•

in the event that there is a contract of employment or a corporate mandate bewteen the Optionee and the Group Company in which the Optionee holds an employee or Director position, the date specified in such contract of employment or contract mandate for the relevant type of termination or as mutually agreed by the parties; or

•	in the event of agreed termination (or equivalent), the date of execution of the termination agreement by all parties.

The Board’s determination of the reason for termination of the Optionee’s Continuous Service shall be conclusive and binding on the Optionee and his or her legal heirs.

7.    Suspension of Exercise Rights.

(a) Notwithstanding anything in this Agreement and Plan, this Stock Option may not be exercised (i) for a period of 30 calendar days prior to the publication of the annual and half-yearly results, (ii) for a period of 15 calendar days prior to the publication of the quarterly revenue figures or (iii) when Optionee holds “inside information.” For this purpose, “inside information” is any information which, if made public, could have a significant influence on the price determined in accordance with 7.1 of the Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse.

(b) In addition, the Board may also elect to temporarily suspend the right to exercise this Stock Option, upon occurence of certain financial transactions involving the share capital of the Company and which require accurate prior knowledge of the number of issued shares composing the share capital of the Company. In such event, Optionee will be informed by letter of the date on which exercise is suspended and the date of resumption. This information shall be provided by non-recorded delivery, with seven days’ advance notice.

(c) If the event the Optionee’s Continuous Service terminates during any exercise suspension period, Optionee may exercise this Stock Option at the end of the suspension period (to the extent then exercisable and subject to completion of the Performance Condition) for an additional period that is equal to the term of the suspension (or if earlier, through the Expiration Date), without this period extending the initial term of validity of the Stock Option.

8.    Transferability. This Stock Option is not transferable and non-assignable as provided for in Article L.225-183 of the French Code, subject to the provisions of Section 6 (a) above.

9.    Tax Withholding Obligations.

(a) At the time this Stock Option is exercised, in whole or in part, and at any time thereafter as requested by the Company, Optionee hereby authorizes withholding from payroll and any other amounts payable to Optionee, and otherwise agrees to make adequate provision for any sums required to satisfy the federal, state, local and foreign tax withholding obligations of the Company or a Subsidiary, if any, which arise in connection with the exercise of this Stock Option.

(b) Optionee may not exercise this Stock Option unless the tax withholding obligations of the Company and/or any Subsidiary are satisfied. Accordingly, Optionee may not be able to exercise this Stock Option when desired even though the option is vested, and the Company will have no obligation to issue a certificate for such Shares or otherwise enter Optionee’s name as the stockholder of record on the books of the Company, unless such obligations are satisfied.

(c) Optionee hereby agrees that the Company does not have a duty to design or administer this Agreement and Plan or its other compensation programs in a manner that minimizes Optionee’s tax liabilities. Optionee will not make any claim against the Company, or any of its officers, directors, employees, Subsidiaries or affiliates related to tax liabilities arising from this Stock Option or Optionee’s other compensation and the Company encourages the Optionee to consult at his/her own expenses with his/her own tax adviser to determine the tax consequences applicable to him/her in relation to this Stock Option. In particular, in the event the Optionee is a US tax resident, Optionee acknowledges that this option is exempt from Section 409A of the Code only if the exercise price per share is at least equal to the “fair market value” per Share on the Grant Date and there is no other impermissible deferral of compensation associated with the option.

10.    Adjustments for Changes in Capitalization. In the case of an event described in Article L.225-181 of the French Code, the Company shall take the necessary action to protect the interests of the Optionee beneficiaries under the conditions stipulated in Article L.228-99 of the French Code. For this purpose, the Company will take all the measures stipulated in Article L.228-99 of the French Code. In particular, it may adjust the number of Shares subject to this Stock Option and the Option Exercise Price under the conditions and following the procedures laid down by the regulatory provisions of the French Code for each scenario that qualifies for an adjustment. The Board’s adjustments shall be final, binding and conclusive.

11.    Takeover of control. In the event of a takeover of control and by derogation from the provisions of Articles 2 and 5 of this regulation, the Stock Options will be deemed 100% vested and exercisable even if the employment contract and/or corporate mandate of the optionee is terminated, for any reason after the takeover. The options can be exercised in advance with no requirement to wait for the plan’s performance criteria to be met (with the exclusion of the suspension periods provided for article 7).

12.    No Obligation to Continue Service. Neither the Company nor any Subsidiary is obligated by or as a result of this Agreement and Plan to continue the Optionee’s Continuous Service and this Agreement and Plan shall not interfere in any way with the right of the Company or any subsidiary to terminate the employment or other service of the Optionee at any time or for any reason.

13.    Data Privacy. In order to administer this Agreement and Plan and to implement or structure future equity grants, the Company, its Subsidiaries and affiliates and certain agents thereof (together, the “Relevant Companies”) may process any and all personal or professional data, including but not limited to any identification number (excluding the social security number), home address and telephone number, date of birth and other information that is necessary or desirable for the administration of this Agreement and (the “Relevant Information”). By entering into this Agreement and Plan, the Optionee acknowledges being informed (i) of the legitimate interest of the Company to collect, process, register and disclose to the Relevant Companies all Relevant Information; (ii) that the Relevant Companies may store and transmit such information in electronic form; and (iii) that the Relevant Information may be transferred to any jurisdiction in which the Relevant Companies consider appropriate, being specified that where the concerned jurisdiction is not located within the European Union, the Company undertakes to take all relevant guarantees, either on the basis of an adequacy decision or, in the absence of such a decision, on the basis of appropriate safeguards (e.g. binding corporate rules or contractual clauses), whose copy can be made available upon request. The Relevant Information will be stored only for the required duration for the purposes of administering this Agreement and Plan and implementing or structuring future equity grants as well as, beyond, for the purposes of evidence and legal obligations for a period not exceeding the applicable statutory limitation periods. The Optionee shall have access to, and the right to change, delete, if any limit or object, subject to legitimate and compelling reasons, the Relevant Information. These rights can be exercised directly by notifying the Company under the conditions stated in Section 18 below.

14.    Trading Policy Restrictions.

(a) Exercise of this Stock Option and the disposition of any Shares issued in connection therewith shall be subject to the Company’s insider trading policies and procedures, and all applicable laws regarding insider trading, restriction on exercise and sale of the Shares as in effect and applicable to Optionee from time to time. In addition, Optionee acknowledges receipt of the Company’s policy permitting certain individuals to sell shares and exercise options only during certain “window” periods and the Company’s insider trading policy, in effect from time to time.

(b) In accordance with the provisions of Article L.621-18-2 of the French Monetary and Financial Code, the exercise of this Stock Option and the disposition of any Shares issued in connection therewith by a corporate officer or any person who has, within the Company, (i) the power to take management decisions regarding its development and strategy, (ii) regular access to inside information relating directly or indirectly to the Company, requires that the French Autorité des Marchés Financiers be informed, with a copy sent to the Company, within the timeframe laid down in the regulations currently in force (currently within five (5) trading days).

15.    Claw Back. For US employees, any amounts paid (or shares of Common Stock granted) under this Stock Option will be subject to recoupment in accordance with any clawback policy that the Company is required to adopt pursuant to the listing standards of any national securities exchange or association on which the Company’s securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other applicable law. No recovery of compensation under such a clawback policy will be an event giving rise to a right to resign for “good reason” or “constructive termination” (or similar term) under any plan of or agreement with the Company.

16.    Governing Law. This Agreement and Plan are subject to and must be interpreted according to the provisions of French law and any dispute relating thereto will fall under the exclusive competence of the court with appellate jurisdiction for the location of the Company’s registered office.

17.    Certain Definitions.

(a) “Board” means the Board of Directors of the Company, or as context requires, the group then responsible for administration of this Stock Option and/ this Agreement and Plan at the relevant time (i.e., either the Board or a committee or committees of the Board, as applicable) or delegated relevant administrative authority with respect to this Agreement and Plan and/or this Stock Option.

(b) “Cause” shall mean, unless otherwise provided in an employment agreement between a Group Company and the Optionee, as determination by the Group Company to dismiss the Optionee as a result of the Optionee’s gross negligence or willful misconduct. Such definition may be adapted from time to time depending on any local applicable laws defining “cause” in terms comparable to Cause.

For the sake of clarity, it is specified that for:

•	U.S. employees, “Cause” shall mean, (i) the Optionee’s dishonest statements or acts with respect to the Company or any Subsidiary or affiliate of the Company, or any of the Company or any Subsidiary’s current or prospective customers, suppliers vendors or other third parties with which such entity does business; (ii) the Optionee’s commission of (A) a felony or (B) any misdemeanor involving moral turpitude, deceit, dishonesty or fraud; (iii) the Optionee’s gross negligence or willful misconduct with respect to the Company or any Subsidiary or affiliate of the Company; or (iv) the Optionee’s material violation of any provision of any agreement(s) between the Optionee and the Company (or any Subsidiary of the Company) relating to noncompetition, nondisclosure and/or assignment of inventions;

•

French employee, “Cause” shall mean the Optionee’s (i) gross negligence “faute grave” as this notion is determined by the labor division of the French Cour de cassation or (ii) willful misconduct “faute lourde” as this notion is determined by the labor division of the French Cour de cassation.

(c) “Code” means the U.S. Internal Revenue Code of 1986, as amended

(d) “Continuous Service” means that the Optionee’s service with a Group Company, whether as an employee or Director, is not interrupted or terminated. A change in the capacity in which the Optionee renders service to a Group Company as an employee or Director or a change in the entity for which the Optionee renders such service, provided that there is no interruption or termination of the Optionee’s service with the a Group Company, will not terminate the Optionee’s Continuous Service; provided, however, that if the entity for which the Optionee is rendering services ceases to qualify as a Group Company, as determined by the Board, in its sole discretion, the Optionee’s Continuous Service will be considered to have terminated on the date such entity ceases to qualify as a Group Company. To the extent permitted by law, the Board or the chief executive officer of the Company, in that party’s sole discretion, may determine whether Continuous Service will be considered interrupted in the case of (i) any leave of absence approved by the Board or chief executive officer, including sick leave, military leave or any other personal leave, or (ii) transfers between the Company, a Subsidiary, or their successors. Notwithstanding the foregoing, a leave of absence will be treated as Continuous Service for purposes of vesting only to such extent as may be provided in the Company’s leave of absence policy, in the written terms of any leave of absence agreement or policy applicable to the Optionee, or as otherwise required by law. In addition, to the extent required for exemption from or compliance with Section 409A of the Code, the determination of whether there has been a termination of Continuous Service will be made, and such term will be construed, in a manner that is consistent with the definition of “separation from service” as defined under Treasury Regulation Section 1.409A-1(h) (without regard to any alternative definition thereunder).

(e) “Director” shall mean a member of the Board of Directors of the Company.

(f) “Disability” means the inability of the Optionee to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or that has lasted or can be expected to last for a continuous period of not less than 12 months, and will be determined by the Board on the basis of such medical evidence as the Board deems warranted under the circumstances. Such definition may be adapted from time to time depending on any local applicable laws defining “disability” in terms comparable to Disability.

For the sake of clarity, it is specified that for (i) U.S. employees, Disability shall have the meaning ascribed to it in Sections 22(e)(3) and 409A(a)(2)(c)(i) of the Code or as determined under any applicable company long-term disability plan and (ii) French employees, Disability shall have the meaning ascribed to it in Article L.341.4 of the French Social Security Code.

(g) “Group” means the Company and its Subsidiaries.

(h) “Group Company” means a company of the Group.

(i) “Retirement” means (i), if the Optionee is a U.S. employee of a Group Company, termination of Continuous Service after attainment of age 62 or (ii), in respect of Optionee other than U.S. employee of a Group Company, termination of Continuous Service due to retirement as decided by the Optionee or by the Group Company as provided for under any applicable law.

(j) “Subsidiary” means, with respect to the Company, (i) any corporation of which more than 50 percent of the outstanding capital stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether, at the time, stock of any other class or classes of such corporation will have or might have voting power by reason of the happening of any contingency) is at the time, directly or indirectly, owned by the Company, and (ii) any partnership, limited liability company or other entity in which the Company has a direct or indirect interest (whether in the form of voting or participation in profits or capital contribution) of more than 50 percent.

(k) “Takeover” has the meaning provided in Article L.233-3 of the French Code. Such definition may be adapted from time to time depending on any local applicable laws defining “takeover” in terms comparable to Takeover. For the avoidance of doubt, it is specified that a Takeover for a U.S. Optionee also complies with the definition of “change of control” under Section 409A of the Code.

18.    Notices. Notices hereunder shall be mailed or delivered to the Company at its principal place of business and shall be mailed or delivered to the Optionee at the address on file with the Company or, in either case, at such other address as one party may subsequently furnish to the other party in writing. The Company may, in its sole discretion, decide to deliver any documents related to participation in this Agreement and Plan and this Stock Option by electronic means or to request the Optionee’s consent to participate in this Agreement and Plan by electronic means. By accepting this Stock Option, the Optionee consent to receive such documents by electronic delivery and to participate hereunder through an on-line or electronic system established and maintained by the Company or another third party designated by the Company from time-to-time.